UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02022984

SEC FILE NUMBER
8- 49443

RECEIVED AUG 29 2002 SEC PROCESSING SECTION WASH. D.C. 154

FV 8-30-02

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/01 (MM/DD/YY) AND ENDING 6/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PricewaterhouseCoopers Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1751 Pinnacle Drive
(No. and Street)

McLean, (City) VA (State) 22102-3811 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sudhin Roy (703) 610-7500
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name — if individual, state last, first, middle name)

60 Broad Street (Address) New York (City) N.Y. (State) 10004 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 11 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (2-89)

OATH OR AFFIRMATION

I, Sudhin Roy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PricewaterhouseCoopers Securities LLC, as of June 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Sworn to before me this 31st day of July 2002

Marlene Pappacena
Notary Public
MARLENE PAPPACENA
Notary Public, State of New York
No. 41-4679060
Qualified in Queens County
Commission Expires July 31, 2006

Sudhin Roy
Signature

President
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

PRICEWATERHOUSECOOPERS SECURITIES LLC

June 30, 2002

Grant Thornton

Accountants and Management Consultants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Members of
PricewaterhouseCoopers Securities LLC

We have audited the accompanying statement of financial condition of PricewaterhouseCoopers Securities LLC (the "Company") as of June 30, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of PricewaterhouseCoopers Securities LLC as of June 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
August 2, 2002

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

PricewaterhouseCoopers Securities LLC

STATEMENT OF FINANCIAL CONDITION

June 30, 2002

ASSETS

Cash and cash equivalents	$ 8,096,568
Accounts receivable, less allowance for doubtful accounts of $31,663	2,479,289
Due from affiliate	32,461
	$10,608,318

LIABILITIES AND MEMBERS' CAPITAL

Accounts payable and accrued expenses	$ 4,632,695
Settlement payable	2,250,000
Deferred revenue	50,258
	6,932,953
Commitments and contingencies	
Members' capital	3,675,365
	$10,608,318

The accompanying notes are an integral part of this statement.

NOTES TO STATEMENT OF FINANCIAL CONDITION

June 30, 2002

NOTE A - GENERAL BUSINESS

PricewaterhouseCoopers Securities LLC (the "Company") is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company was organized as a limited liability company under the laws of the state of Delaware. As such, its members' liability in the Company's obligations and debts shall be limited to the amount of their capital contributions. The Company is indirectly 100% owned by PwC Global Investments B.V., a Netherlands company which is owned 45% by PricewaterhouseCoopers, LLP ("PwC"). PwC is a member of the American Institute of Certified Public Accountants which provides audit services for both SEC registrants and nonregistrants.

The Company engages in the investment banking business by providing financial advisory services to institutional customers, advising and arranging capital sourcing, mergers and acquisitions, and providing fairness opinions. Its activities also include privately placing equity and debt securities on behalf of corporations, partnerships, business trusts and limited liability companies on a "firm commitment" or "best efforts" basis with clients located throughout the United States.

On May 18, 2001, the Company and Shattuck Hammond Partners LLC (SHP) entered into an Asset Purchase Agreement for the sale to SHP of the Company's "Healthcare," "Consumer and Industrial Products," and the "Technology, Information, Communication and Entertainment" business units effective April 1, 2001. This Asset Purchase Agreement transaction was structured as a disposition of certain assets, subject to the assumption of certain liabilities, relating to the disposed business units of the Company. The transaction closed when, as per the agreement, SHP was approved to operate as a broker-dealer by the NASD on October 10, 2001. Per the agreement, the business units sold continued to operate as divisions of the Company and were accounted for by the Company through closing so as to provide SHP the risks and benefits of the operations of the sold business units. The total loss recognized in connection with this transaction amounted to $4,867,629 for the year ended June 30, 2002.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

1. *Cash and Cash Equivalents*

Cash and cash equivalents include cash balances, money market funds and investments in overnight Federal funds maintained at financial institutions.

NOTE B (continued)

2. *Fee Income and Revenue Recognition*

   Fee income represents amounts received in connection with advisory services, net of related expenses. In connection with these activities, the Company receives retainer fees for services to be provided. Revenue from advisory services is recognized when performance is substantially completed. Advisory services fees received in advance of performance are treated as deferred revenue.

3. *Furniture, Equipment and Leasehold Improvements*

   Depreciation is provided on a straight-line basis using estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

4. *Income Taxes*

   No provision for Federal, state or city income taxes has been made since the Company is not a taxable entity and the members are individually liable for the taxes on their share of the Company's income or loss.

5. *Use of Estimates*

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

NOTE C - MEMBERS' CAPITAL

The Company's limited liability agreement calls for the Company's profits and losses to be allocated in proportion to the capital contributions of the members.

NOTE D - RELATED PARTY TRANSACTIONS

1. *Intercompany Transactions*

Net revenues are collected and expenditures are paid by PwC on behalf of the Company. PwC charges the Company for substantially all office and administrative expenses, and certain other operating expenses. These expenses are allocated to the Company based upon a predetermined formula. At June 30, 2002, due from affiliate in the amount of $32,461 represents the net amount of revenues collected and expenditures paid and allocated by PwC. In addition, the Company also received client referrals and earned fee income from PwC during the year.

2. *Employee Benefit Plans*

PwC maintains a defined benefit pension plan (the "Retirement Plan") qualified under Section 401(a) of the Internal Revenue Code covering substantially all full-time, salaried employees of the Company. The Retirement Plan is funded entirely by PwC. The Company is allocated its share of pension plan expense from PwC.

NOTE E - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company is subject to credit risk at June 30, 2002, as all of the cash and cash equivalents are held at one financial institution.

NOTE F - COMMITMENTS AND CONTINGENCIES

SEC Investigation

On July 17, 2002, the Company agreed to settle an SEC administrative proceeding. Without admitting or denying the SEC's factual or legal findings, the Company agreed to findings by the SEC that, between 1996 and 2001, the Company had contingent fee arrangements with SEC-registered audit clients of PwC, which caused PwC to violate the SEC's auditor independence rules. With respect to the PwC audit clients with whom the SEC found that the Company had contingent fee arrangements, the SEC

NOTE F (continued)

did not allege that the financial statements of any of these audit clients were materially misstated and did not require any of these clients to conduct a re-audit or appoint new auditors. In connection with this settlement, the Company agreed to pay $2.25 million of the total settlement to the U.S. Treasury, which was accrued for at June 30, 2002 and is reflected in settlement payable in the statement of financial condition.

NOTE G - NET CAPITAL REQUIREMENT

As a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act") and member of the NASD, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 of the Act. The Company is required to maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of June 30, 2002, the Company had net capital of $1,001,684, which exceeded minimum net capital requirements by $539,488.

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com

INDEPENDENT AUDITORS' SUPPLEMENTARY
REPORT ON INTERNAL CONTROL REQUIRED BY
SEC RULE 17a-5

PRICEWATERHOUSECOOPERS SECURITIES LLC

June 30, 2002

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
PricewaterhouseCoopers Securities LLC

In planning and performing our audit of the financial statements and supplemental schedules of PricewaterhouseCoopers Securities LLC (the "Company") for the year ended June 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
August 2, 2002

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com